UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on MTN Uganda Selects Alvarion’s WiMAX Solution for Nationwide Deployment dated July 18th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        ALVARION LTD.

Date: July 18th, 2007                                                                               By: /s/ Efrat Makov
        Name: Efrat Makov
                                        Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

MTN Uganda Selects Alvarion’s WiMAX Solution for
Nationwide Deployment

Pan-African Tier-1 Operator Provides Extended Broadband Services across
Uganda with Alvarion’s BreezeMAX

Tel Aviv, Israel, July 18, 2007 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that MTN Uganda, the leading mobile telecommunications operator in Uganda, has chosen its award-winning BreezeMAXTM for the 3.5 GHz frequency, as part of a nationwide deployment for providing extended data services to corporate, business and residential users. The main deployment project launched in the capital and largest urban settlement of Uganda – Kampala, is planned to be followed by additional network deployments in 30 other cities across the country.
“After a thorough vendor selection process, we chose Alvarion for its market leadership, ability to work with large global mobile operators, and previous successful WiMAX installations across Africa,” said Noel Meier, CEO of MTN Uganda. Being a leading African global mobile service provider, and second national operator (SNO) in Uganda, we support wireless development and are looking forward to future projects with Alvarion as we expand broadband services to our many subscribers. Alvarion’s end-to-end BreezeMAX radio access network (RAN), combined with its complete all-IP OPENTM WiMAX ecosystem, offers our customers nationwide network coverage and increased capacity at affordable rates.”
Providing a turn-key solution, Alvarion is working in cooperation with its leading African partners Dimension Data, an IT services and solutions provider, and Plessey, a leading pan-African telecommunications solutions supplier, to provide MTN Uganda with the BreezeMAX platform’s versatile and self-installable indoor CPE capabilities.
“We are excited that MTN Uganda selected us to provide top quality broadband services to all types of users throughout the region,” said Tzvika Friedman, President and CEO of Alvarion. “Africa is a fast-growing region and we are confident that MTN will benefit from our operator-centric OPEN WiMAX approach, BreezeMAX’s advanced features, and high-quality of service as they strategically move towards nationwide broadband coverage and improved WiMAX economics.”

BreezeMAX, Alvarion’s award winning WiMAX platform, complies with IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight functionality. Its carrier-class design supports broadband speeds and quality of service, enabling carriers to offer triple play broadband services to thousands of subscribers via a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 350 networks, in more than 100 countries around the world.

About MTN Uganda

In 1998, MTN Uganda (www.mtn.co.ug) launched commercial services in Uganda, just six months after acquiring and signing of the license. MTN has since grown to be the leading Telecommunications Company in Uganda servicing in excess of 1,900,000 customers with a market share in excess of 60% in a 3 player market. The license required that MTN provide 89,000 lines in the first five years of operation. MTN Uganda's policy of affordable tariffs and availability of services, backed by distribution and innovative marketing, opened up a broad market to telecommunications. As a result, Uganda's tele-density increased exponentially. Before MTN launched its services, the tele-density in Uganda was one of the lowest in Africa at 0.27%. Today MTN has contributed to the growth in Tele-density in Uganda of about 11%. MTN Uganda is uniquely positioned to provide fixed and mobile solutions to the market as a result of its investment in various access platforms ranging from fibre/copper to the door, CDMA, GSM and mow WiMAX.

About Dimension Data

Dimension Data (LSE:DDT), a specialist IT services and solutions provider helps clients plan, build, support and manage their network and IT infrastructures. Dimension Data applies its expertise in networking, converged communications, security, operating environments, storage and contact center technologies and its unique skills in consulting, integration and managed services to create customized client solutions (www.dimensiondata.com).
About Plessey
Plessey is a leading supplier of telecommunications solutions to the African continent. The company has a presence in 19 African countries with regional offices currently in eight countries: South Africa, Nigeria, Democratic Republic of Congo, Uganda, Tanzania, Malawi, Zambia and Mauritius; and plans to open an office in Madagascar shortly. Headquartered in South Africa, Plessey employs over 250 people across South Africa, Nigeria and East Africa.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.